United States Securities and Exchange Commission
Washington, DC
FORM ATS-N

Type of Filing:

☐Initial Form ATS-N Rule   304(a)(1)(i)
☐Material Amendment Rule   304(a)(2)(i)(A)
☐Updating Amendment Rule   304(a)(2)(i)(B)
🔴Correcting Amendment Rule   304(a)(2)(i)(C)
☐Order Display and Fair Access Amendment Rule 304(a)(2)(i)(D)

• Statement about the Form ATS-N Amendment pursuant to Instruction A.7(g) of this form:

This Correcting Amendment to Part III, Item 11(a) is to correct the cross times. The changes herein apply to the Broker Dealer Operator and all Subscribers.

• Provide the EDGAR accession number for the Form ATS-N filing to be amended:

0000310607-21-000010

Part III: Manner of Operations

Item 11: Trading Services, Facilities and Rules
   a. ***Provide a summary of the structure of the NMS Stock ATS marketplace (*e.g., crossing* system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.***

CBX consists of multiple independent crossing sessions, the CBX Main Crossing Session, the CBX Conditional Crossing Session, the CBX VWAP Crossing Session, and the CBX MOC Crossing Session. Subscribers may transmit trading interest to one or more of these Crossing Sessions. All NMS Stocks are eligible for trading on CBX. Orders in one CBX crossing session do not interact with the orders or trading interest within another CBX crossing session. The VWAP and MOC Crosses were previously operated by ILLC as part of the Instinet Crossing ATS. Changes to the operation of the ATS subject to this amendment related to the operation of the VWAP and MOC Crosses within CBX will be implemented the day after ILLC ceases operation of the Instinet Crossing ATS.

MAIN SESSION: The Main Session allows Subscribers to enter orders in equity securities for prioritization and interaction with orders of other CBX Subscribers who have also submitted orders to the Main Session for possible matching and execution. The Main Session matches orders on a continuous basis during its hours of operation. The Main Session does not permit the execution of orders outside the NBBO nor does it permit the execution of orders when the NBBO is locked or crossed. Direct Subscribers may designate their liquidity-adding orders, and ILLC may designate the liquidity-adding orders of Indirect Subscribers, as only eligible to interact with orders from certain Taker Tiers (further discussed in Part III Items 13 and 14). The Taker Tier function is only available in the Main Session.

CONDITIONAL SESSION: The Conditional Session accepts Conditional Orders, IOC orders and Day orders. Conditional Orders, IOC orders and Day orders may only be transmitted to the Conditional Session via Experts or the ILLC SOR. Direct Subscribers do not have access to the Conditional Session. Conditional Orders rest in the Conditional Session but are neither firm nor executable. Conditional Session IOC orders and Day orders are firm and executable. See Part III, Item 7 and Item 9 for more information regarding Conditional Session IOC and Day orders and Conditional Orders. The Conditional Session matches orders on a continuous basis during its hours of operation. The Conditional Session does not permit the execution of orders outside the NBBO nor does it permit the execution of orders when the NBBO is locked or crossed.

VWAP AND MOC CROSSES (GENERALLY): The VWAP and MOC Crosses are non-price discovery trading services. The VWAP Cross only accepts VWAP orders (i.e., Subscribers send orders to the VWAP Cross without a set limit price which, upon receiving a match for a given order, will receive an indicative fill priced at the midpoint of the symbol's NBBO). The MOC Crosses only accept market-on-close orders. The VWAP and MOC Crosses only accept orders with a time-in-force instruction of "day." The VWAP and MOC Crosses were previously operated by ILLC as part of the Instinet Crossing ATS.

VWAP CROSS: The VWAP Cross comprises a whole-day session that matches buy and sell orders entered by Subscribers prior to the opening of the regular trading session in U.S. markets. The VWAP Cross occurs at or near 9:00 a.m., Eastern Time. Order imbalance information for the VWAP Cross is not disseminated.

Orders entered into the VWAP Cross are matched on a pro rata basis. Subscribers may elect to receive preliminary execution reports after the VWAP Cross, indicating the number of shares that have matched in the VWAP Cross.

Upon receiving a match for a given order, Subscribers will receive an indicative fill priced at the midpoint of the symbol's NBBO. After the close of the primary trading session in the relevant U.S. market, the volume-weighted average price is calculated and Subscribers receive a report indicating the price at which their orders have been executed. ILLC calculates the VWAP price on the basis of the trading that takes place in the security during regular trading hours on the same day that the match occurs, including opening auctions and closing auctions (See Part III, Item 7 above and Part III, Item 11(c) below for additional detail regarding VWAP Calculation).

Subscribers may indicate either a Buy Cash Constraint or a Sell Cash Constraint associated with an order or group of orders entered into the VWAP Cross, based on the midpoint of the prior day's closing price. (See also part III, Item 7)

MOC CROSSES: The MOC Crosses consists of three (3) different crossing sessions: a NASDAQ Cross, an ARCA Cross, and a NYSE Cross.

Each MOC Cross occurs two minutes prior to the relevant exchange’s cutoff time for accepting Market On Close orders. Currently, ~~T~~the NASDAQ Cross occurs at or near 3:53:00 p.m. (at or near 12:53:00 p.m.

for trading days when the market close is scheduled for 1 p.m.). Currently, t~~T~~he ARCA Cross occurs at or near 3:~~48~~57:00 p.m. (at or near 12:~~48~~57:00 p.m. for trading days when the market close is scheduled for 1 p.m.). Currently, t~~T~~he NYSE Cross occurs at or near 3:~~43~~48:00 p.m. (at or near 12:~~43~~48:00 p.m. for trading days when the market close is scheduled for 1 p.m.). Order imbalance information is not disseminated. The MOC Crosses do not accept Sell Short orders.

Orders entered into the MOC Crosses are matched on a pro rata basis. Unmatched interest will either be cancelled back to the Subscriber or SOR, as applicable. Subscribers may elect to receive preliminary execution reports indicating the number of shares that have matched on a security-by-security basis or for all orders submitted to the MOC Crosses. The execution price of all orders matched in a MOC Cross is the security's closing auction price on the security's primary listing exchange or, where a closing auction does not occur, the last closing price disseminated by the primary listing exchange, if any.

> a. *Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?*
> *Yes ☐No ▉ If no, identify and explain any differences.*

MAIN SESSION: Direct Subscribers may designate their liquidity-adding orders, and ILLC may designate the liquidity-adding orders of Indirect Subscribers, as only eligible to interact with orders from certain Taker Tiers (further discussed in Part III Items 13 and 14). The Taker Tier function is only available in the Main Session.

CONDITIONAL SESSION: The Conditional Session is not available to Direct Subscribers of the ATS. The means and facilities identified in Part III, Item 11(a) are the same for all Indirect Subscribers and the Broker-Dealer Operator.

VWAP AND MOC CROSSES: Regarding the VWAP and MOC Crosses, the means and facilities identified in Part III, Item 11(a) are the same for all Subscribers and the Broker-Dealer Operator.

> b. *Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.*

MAIN SESSION ORDER INTERACTION: The Main Session allocates, matches, and executes orders using price/time priority, subject to the terms of the orders. The Main Session matches eligible orders on a continuous basis during its hours of operation based on the pricing and priority rules outlined above. For derivatively-priced (e.g., pegged) orders, the time of order receipt will be deemed to be the time of each price change. However, where two pegged orders are deemed to be on time parity, the ATS will treat the order originally received first as having priority; no two orders can enter the Main Session at exactly the same time. For passive (i.e., nonmarketable) limit orders priced outside the

NBBO, the time of order receipt will be deemed to be the time the order most recently became eligible to be executed at or within the NBBO. Limit orders priced through the NBBO and market orders are treated the same as market pegged orders. The Main Session does not permit the execution of orders when the NBBO is locked or crossed.

MAIN SESSION PRICE IMPROVEMENT: Orders deemed to be removing liquidity from CBX will receive all available price improvement. For two given orders, the order viewed by the Main Session as having been received first will be deemed to be adding liquidity. As noted above, the time of order receipt for any derivatively priced order is deemed to be the time of the most recent reference price change. As noted below, there is no mechanism for price improvement for orders executed in the VWAP or MOC Crosses.

MAIN SESSION PRICE PROTECTION: CBX offers Subscribers the ability to choose price protection mechanisms in the form of pegged orders. Orders submitted to the Main Session may be pegged to the NBB, NBO or to the midpoint of the NBBO. As noted below, there is no mechanism for price protection for orders executed in the VWAP or MOC Crosses.

MAIN SESSION COUNTERPARTY TIERING: For orders submitted to the Main Session, Subscribers may use CBX's counterparty tiering functionality to restrict eligible counterparties on an order-by-order basis. Specifically, Direct Subscribers may designate their liquidity-adding orders, and ILLC may designate the liquidity-adding orders of Indirect Subscribers, as only eligible to interact with orders from certain Taker Tiers. Taker Tier restrictions operate whenever an order would be deemed to add liquidity; the instruction is disregarded when an order would be deemed to remove liquidity (see Part III Items 13 and 14 for additional information). The counterparty tiering functionality is only available in the Main Session.

CONDITIONAL SESSION ORDER INTERACTION: The Conditional Session accepts Conditional Orders, IOC orders and Day orders. Conditional Orders, IOC orders and Day orders may only be transmitted to the Conditional Session via Experts or the ILLC SOR. Direct Subscribers do not have access to the Conditional Session. Conditional Orders rest in the Conditional Session but are neither firm nor executable. Conditional Session IOC orders and Day orders are firm and executable. Conditional Session Conditional Orders, IOC orders and Day orders do not interact with orders resting in any other CBX crossing session; orders are not routed from one CBX crossing session to another.

When contra-side Conditional Orders rest in the Conditional Session or when one or more Conditional Orders and a contra-side IOC or Day order rest in the conditional session such that there is a potential match, CBX will send a Firm-Up request to the algorithm that entered the Conditional Order. When multiple Conditional Orders are present on the same side, CBX will transmit the invitation to Firm-Up to one or more Conditional Orders based on price and time priority and the shares available in the contra side order. CBX will utilize any limit price, Peg and Peg Offset instructions when determining price. For an execution to occur, the algorithm that has entered a Conditional Order and received a Firm-Up request must respond to the request by transmitting an IOC or Day order.

Conditional Session executions may occur when Conditional Session IOC orders interact with contra-side Conditional Session Day orders or Conditional Session Day orders interact with contra-side Conditional Session Day orders. Conditional Session IOC and Day orders are prioritized based on price and time priority. CBX will utilize any limit price, Peg and Peg Offset instructions when determining price.

CONDITIONAL SESSION PRICE IMPROVEMENT: Orders deemed to be removing liquidity from the Conditional Session will receive all available price improvement. For two given orders, the order viewed by the Conditional Session as having been received first will be deemed to be adding liquidity. If the ILLC SOR or an ILLC Experts strategy modifies the terms of a Conditional Order or Day order, the modified order will receive a new entry time at the time of the modification

As noted above, the time of order receipt for any derivatively priced order is deemed to be the time of the most recent reference price change.

CONDITIONAL SESSION PRICE PROTECTION: CBX offers Subscribers the ability to choose price protection mechanisms in the form of pegged orders. Orders submitted to the Conditional Session may be pegged to the NBB, NBO or to the midpoint of the NBBO.

VWAP AND MOC CROSSES ORDER INTERACTION: The VWAP and MOC Crosses are all point-in-time crosses that match orders based on the pricing and priority rules outlined in Part III, Items 7(a) and 11(a). Orders entered into the VWAP Cross are matched on a pro rata basis. The MOC Cross system will first attempt to match orders entered by the same Subscriber to a MOC Cross (i.e. Subscriber priority), with any open order being matched on a pro rata size basis against any other Subscriber with an open order in the MOC Cross. For the VWAP Cross, upon receiving a match for a given order, Subscribers will receive an indicative fill priced at the midpoint of the symbol's NBBO. After the close of the primary trading session in the relevant U.S. market, ILLC calculates the volume-weighted average price and Subscribers receive a report indicating the price at which their orders have been executed (See discussion regarding the VWAP Calculation below). The execution price of all orders matched in a MOC Cross is the security's closing auction price on the security's primary listing exchange or, where a closing auction does not occur, the last closing price disseminated by the primary listing exchange. The VWAP and MOC Crosses do not permit the execution of orders when the NBBO is locked or crossed.

ILLC calculates the execution prices of VWAP Cross transactions by using price, quantity, and sale condition data from trades disseminated by the SIP (i.e., the Consolidated Tape System ("CTS") for Tape A and B securities and the Unlisted Trading Privileges ("UTP") Plan for Tape C securities). Sale condition data is used to determine whether a transaction is eligible or ineligible for inclusion in Instinet's VWAP price calculations. Price and quantity information are used to calculate the ultimate VWAP Cross execution prices.

SIP trades with the following sale conditions are excluded from the calculation: Average Price Trade; Cash Trade (same day settlement); Market Center Official Close; Next Day Trade (next day settlement); Market Center Official Open; Seller's Option (irregular settlement); Extended Hours Trade; Extended Hours Sold (out of sequence); Contingent Trade; Derivatively Priced; Qualified Contingent Trade; and Corrected Consolidated Close Price as per Listing Market (collectively "Sale Conditions").

Odd lot trades are eligible for inclusion in ILLC's VWAP price calculations absent one of the above listed Sale Conditions.

For each security receiving an indicative fill in the VWAP Cross, ILLC calculates the VWAP execution price in the following manner: the notional values (price*quantity) of each eligible transaction for a security are added to determine the security's total notional value executed during the trading day ("TNV"). The share quantities of each eligible transaction are added to determine the security's total shares traded ("TST"). The execution price for each security receiving an indicative fill in the VWAP Cross is equal to the security's TNV divided by the security's TST.

Trading halts or pauses do not impact the calculation of the VWAP execution prices.

VWAP AND MOC CROSSES PRICE IMPROVEMENT/PROTECTION: There is no mechanism for price improvement or price protection for orders executed in the VWAP or MOC Crosses.

SHORT SALES (ALL CROSSING SESSIONS): CBX is designed to operate in compliance with the requirements of Reg. SHO when accepting or executing orders. Accordingly, once a circuit breaker has been triggered, the Rule 201 price test restriction will apply to short sale orders in that security for the remainder of the day and the following day, unless an exemption applies. CBX accepts orders marked "short exempt" from broker-dealer Subscribers. Such orders will be permitted to execute at the NBB when a circuit breaker is in effect. In the event the NBB is suspended or otherwise unavailable, such orders will be rejected.

EXECUTION ERRORS (ALL CROSSING SESSIONS): For bona fide errors (as defined in FINRA Rule 6191) and other general errors made by ILLC or a client, ILLC handles execution errors occurring within the ATS in accordance with the Firm's internal policies and procedures (the "Error Procedures"). The Error Procedures require that a relevant Principal or delegate be notified of any error occurring within the ATS. For general errors (e.g., technology, administrative) ILLC will determine the best course of action, including cancelling both sides of the erroneous trade, based on internal policy and, on a case-by-case basis, the facts and circumstances of each error. ILLC handles executions at clearly erroneous prices in accordance with the applicable rules of the SRO, including FINRA Rule 11891. Following a determination of erroneous trading by one or more SROs, ILLC will cancel any contemporaneous erroneous trade executed in the ATS.

       c.   Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?
          Yes ☐ No ▮ If no, identify and explain any differences.

Only broker-dealer Subscribers may submit orders as short-sell exempt.